Exhibit 99.1

MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of March 29, 2010

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the three and nine months ended January 31, 2010 and 2009, the annual consolidated financial statements for the year ended April 30, 2009 and 2008 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

The primary business activity of MegaWest and its subsidiaries (collectively the "Company") has been the acquisition, exploration and development of oil and gas properties in North America.  MegaWest operates a number of unproven heavy oil properties in the United States and its activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

In December 2008 due to low oil prices, the Company reduced its staff and suspended all its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and financing.  During the spring and summer of 2009, to provide funding to re-start steaming operations on its Deerfield Missouri acreage, the Company closed a working interest disposition and a preferred share equity financing that coincided with a strong recovery in world crude oil prices.

The Company closed the disposition of a 10% working interest in its Deerfield Missouri project area for proceeds of $2,163,400 (US$2,000,000) and closed the sale of 22,000 Series A Preferred Shares with a stated value of US$100 each for proceeds of $2,379,740 (US$2,200,000).

Following closing of the transactions, MegaWest re-started its Deerfield, Missouri operations and oil production has responded positively to steam injection on both the Marmaton River and Grassy Creek projects.  However, the Company needs additional financing to fund future capital and other costs for the development of these projects to the point of commercial viability. The Company is using its available cash to achieve the required production levels and is currently in a position where it must raise additional cash in order to continue its development activities.

The ultimate development of MegaWest’s oil and gas projects requires additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve enhanced reserve assignment and profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

The Company’s financial statements for the three and nine months ended January, 2010 are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While funding raised in August 2009 provided the necessary working capital to restart production at the Missouri projects, there is uncertainty about the use of the going concern assumption.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

At January 31, 2010 MegaWest had working capital of $1,570,734, including short-term restricted cash of $67,942.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS
Operational and Project Review

Cost	Missouri	Kentucky	Montana	Texas	Kansas	Other	Total
Balance, April 30, 2009	$17,844,628	$3,216,405	$1,519,879	$300,000	$99,980	$1,824,210	$24,805,102
Sale of 10% interest in Missouri projects	(2,163,400)	-	-	-	-	-	(2,163,400)
Expenditures	3,195,656	7,786	12,067	(8,970)	(19,164)	2,837	3,190,212
Oil sales, net	(615,405)	-	-	-	-	-	(615,405)
Balance, January 31, 2010	$18,261,479	$3,224,191	$1,531,946	$291,030	$80,816	$1,827,047	$25,216,509

Missouri

Including the Deerfield acreage, the Company’s Missouri lease holdings totaled 38,259 net mineral acres with an average 96 percent operating interest.  On separate 320 acre tracts at Deerfield, MegaWest has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 110 development production wells, 38 steam injection wells and 12 service and observation wells.  Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.  Upon completion of the ICO Fund and MP1 funding transactions on August 28, 2009, the Company restarted steam injection operations at both Marmaton River and Grassy Creek in mid-September 2009.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a  pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells.  60% of Phase II wells have been tied in with initial steam injection underway in 3 of 10 patterns.  Cumulative production at Marmaton to date is 26,045 bbl. of oil.  Production operations and steam injection rates were hampered by unusually cold weather during December 2009 and January 2010.  With the return to normal weather in March 2010, steam injection rates have once again been maximized and production rates have averaged 130 bopd in early March 2010.  In anticipation of production increases to project design rates, the Company has installed 2 additional sales oil storage tanks and a heat exchanger to cool production fluids and pre-heat boiler feed water .

The Grassy Creek steam drive project was completed on budget and on schedule in fiscal 2009.  This project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site.  Since Grassy Creek commenced steam injection in mid-September 2009, it has responded well with first oil detected in early October 2009.  As expected, production rates averaged 10 to 20 bopd during warm-up and began to increase in early February 2010 reaching 120 bopd by early March 2010.  Production is expected to increase toward project design rates over the next several months.

It is anticipated that each of these projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain the individual project 500 barrel per day target oil production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

MegaWest is selling its 18 degree API oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales.  MegaWest purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas.  Natural gas is the largest input cost for the Company's operations; therefore the current ratio of oil to natural gas prices has a very positive impact on project economics.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

Kentucky

The Kentucky lease holdings include a 37.5 percent working interest in the shallow rights (above the base of the Beech Creek limestone formation) and in the deep rights on over 29,000 unproved net mineral acres in Kentucky.

Eight exploration wells drilled at various strategic locations on the Kentucky land in fiscal 2008 provided confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been identified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and permit applications have been submitted for this location.  Certain equipment and long lead items have been purchased; however, the start-up of this project will be delayed until there is more certainty regarding the availability of project funding.

Montana

The Montana leases include an average 48.5 percent working interest in 22,263 unproved net mineral acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma (20,965 acres), the Company has a 40 percent working interest.

Acquisition of new 2D seismic over the Teton and Loma prospects was completed and processed during fiscal 2009.  Interpretation of this seismic is complete, however the results to date did not validate the Company’s geological model.  As a result, additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

The Company is now developing strategic alternatives related to these prospects, including farm-out of the identified drilling opportunities.

Texas

The Company has a 39.8 percent average working interest in approximately 29,516 gross unproved net mineral acres in Edwards County, Texas.  Included in the total are 16,116 acres in which the Company has already earned a 50 percent working interest and 13,400 acres in which the Company has already earned a 25 percent working interest.

The Company is continuing to undertake a review of strategic alternatives related to this project.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 385 net mineral acres.  On 15 of these acres are 20 steam injection wells, 33 production wells and a water well, all of which had been drilled, completed, equipped and tied in for production at the time the Company acquired the project.  A tank battery, steam generator and two transfer stations are also in place on the property.  While the Chetopa project was in operation, 11,561 barrels of oil were sold that resulted in $804,997 of oil sales, net of royalties, which were netted against the Kansas cost pool.  The Company had drilled five wells to evaluate the prospectivity of the acreage surrounding the existing project.

The Company is obligated to pay a 25% net revenue interest up to a maximum total of US$750,000 of net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its cumulative capital and operating costs, and will be paid quarterly.  As at January 31, 2010, no net revenue interest has been earned.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

Other

At January 31, 2010 the Company has seven steam generators to be used at future project locations.  In February 2010, one of the steam generators was sold to a third party for proceeds of $390,000.

FINANCIAL REVIEW

Three months Ended January 31, 2010

MegaWest reported a net loss of $878,252, ($0.01) per share basic and diluted, for the three months ended January 31, 2010, compared with a net loss of $3,497,651, ($0.03) per share basic and diluted, for the comparable 2009 period.  The loss in 2010 was mainly attributable to the administrative expenses of $817,913 (2009 - $944,161), while the loss for the 2009 period was mainly attributable to the impairment of oil and gas assets of $2,507,880.

The Company had interest income of $2,880 for the three months ended January 31, 2010 compared with $29,589 for the comparable period.  The decrease in interest income for the 2010 period is the result of a lower average cash balance and lower interest rates.

General and administrative expenses for the three months ended January 31, 2010, totaled $817,913 net of $27,174 capitalized to oil and gas assets.  During the three months ended January 31, 2009, the Company incurred general and administrative expenses of $944,703, net of $560,095 capitalized to oil and gas assets.

General and administrative expenses are detailed in the table below.

	Three months ended January		Nine months ended January
	2010	2009	2010	2009
Stock-based compensation:
Stock options	$125,460	$168,470	$255,460	$679,400
Shares issued for services	8,048	16,089	8,048	254,614
Less: capitalized portion	(1,977)	(161,551)	(9,270)	(349,077)
	131,531	23,008	254,238	584,937

Salaries and benefits	517,421	797,530	1,202,587	2,596,212
Professional fees	51,896	63,313	246,725	517,183
Investor relations	26,122	33,585	40,792	148,748
Office and operations	110,808	348,824	697,703	1,002,891
Information technology	5,332	76,446	19,638	189,014
Less: capitalized portion	(25,197)	(398,544)	(89,749)	(1,146,794)
	686,382	921,153	2,117,696	3,307,253

	$817,913	$944,161	$2,371,934	$3,892,190

Stock-based compensation expense of $131,531 (2009 - $23,008), net of the capitalized portion, was recorded for the three months ended January 31, 2010.  The increase in stock-based compensation from 2009 to 2010 is primarily due to the extent of capitalization.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

Salary and benefit costs of $517,421 (2009 - $797,530) was recorded during the three months ended January 31, 2010.  Overall decrease in salaries and benefit costs is due to the reduced staffing level compared to 2009.

Professional fees totaled $51,896 (2009 - $63,313) and consist of legal, audit, accounting and tax advisory fees.  Overall decrease in the professional fees in 2010 is due to the reduced audit and tax consulting fees compared to 2009.

Investor relations expenses of $26,122 (2009 - $33,585) for the three months ended January 31, 2010 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged in the quarter.

Office and operations costs during the three months ended January 31, 2010 totaled $110,808 (2009 - $348,824) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The decrease in cost over 2009 is primarily due to the re-negotiated lease terms on the Calgary office and the closing of a field office in Missouri.

Information technology costs during the three months ended January 31, 2010 totaled $5,332 (2009 - $76,446) and mainly consists of part-time IT consulting, software license and maintenance fees.  Decrease in information and technology costs is due to fewer IT consultants engaged in the quarter.

The foreign exchange loss for the three months ended January 31, 2010 resulted from the Company holding substantially all of its cash in U.S. dollars while the U.S. dollar weakened against the Canadian dollar during the quarter.  The Company has not entered into any hedging agreements; however, the Company holds U.S. dollars to pay its U.S. denominated project costs.

Nine Months Ended January 31, 2010

MegaWest reported a net loss of $2,597,622, ($0.02) per share basic and diluted, for the nine months ended January 31, 2010, compared with a net loss of $35,935,648, ($0.28) per share, for the comparable 2009 period.  The loss for the 2010 period was mainly attributable to the administrative expenses of $2,371,934 (2009 - $3,892,190).

The Company had interest income of $6,153 for the nine months ended January 31, 2010 compared with $151,772 for the comparable period.  The decrease in interest income for the 2010 period is the result of a lower average cash balance and lower interest rates.

General and administrative expenses for the nine months ended January 31, 2010, totaled $2,371,934 net of $99,019 capitalized to oil and gas assets.  During the nine months ended January 31, 2009, the Company incurred general and administrative expenses of $3,892,190, net of $1,495,871 capitalized to oil and gas assets.

Stock-based compensation expense of $254,238 (2009 - $584,937) was recorded for the nine months ended January 31, 2010.  The overall decrease in stock-based compensation from 2008 to 2009 is primarily due to fewer stock option and warrants grants and a lower fair value per share for each option granted as well as options forfeited in the third and fourth quarters of fiscal 2009 and the first quarter of fiscal 2010 for employees that are no longer with the Company.

Salary and benefit costs of $1,202,587 (2009 - $2,596,212) was recorded during the nine months ended January 31, 2010.  Overall decrease in salaries and benefit costs is due to the significantly reduced staffing level compared to 2009.

Professional fees totaled $246,725 (2009 - $517,183) and consist of legal, audit, accounting and tax advisory fees.  Overall decrease in the professional fees in 2010 is due to the reduced audit and tax consulting fees compared to 2009.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

Investor relations expenses of $40,792 (2009 - $148,748) for the nine months ended January 31, 2010 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged during the period.

Office and operations costs during the nine months ended January 31, 2010 totaled $697,703 (2009 - $1,002,891) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The decrease in cost over 2009 is primarily due to the re-negotiated lease terms on the Calgary office and the closing of a field office in Missouri.

Information technology costs during the nine months ended January 31, 2010 totaled $19,638 (2009 - $189,014) and mainly consists of part-time IT consulting, software license and maintenance fees.  Decrease in information and technology costs is due to fewer IT consultants engaged during the period.

The foreign exchange loss of $21,357 for the three months ended January 31, 2010 resulted primarily from the translation of U.S. dollar denominated cash balances into Canadian dollars, while the U.S. dollar weakened against the Canadian dollar during the third fiscal quarter.  During the three months ended January, 2009 the Company had a loss of $39,239 as a result of fluctuations between the U.S. and Canadian dollar.  The Company has not entered into any hedging agreements; however the Company holds U.S. dollars to pay its U.S. denominated project costs.

SUMMARY OF QUARTERLY RESULTS

	2010			2009				2008
(000’s except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest income	$3	$2	$2	$3	$30	$59	$63	$42
Net Loss	(878)	(872)	(850)	(1,259)	(3,498)	(31,324)	(1,114)	(8,813)
Net Loss per share	(0.01)	(0.01)	(0.01)	(0.57)	(0.03)	(0.24)	(0.01)	(0.11)
Total assets	$27,321	$27,946	$26,476	$27,436	$28,886	$33,851	$63,015	$48,555

The decrease in net loss incurred in the first quarter of fiscal 2010 was due to the Company’s projects being shut-in.  The increase in net loss in the third quarter of fiscal 2009 compared to the first and fourth quarters of fiscal 2009 is mainly due to additional impairment charge of $2.4 million on the Kentucky oil and gas property.
The large net loss in the second quarter of fiscal 2009 is mainly attributable to an impairment charge of $31,428,639 recorded against oil and gas properties.

In fourth quarter of fiscal 2008 the Company recorded an impairment charge on the Texas oil property of $5,891,223.  This impairment charge and the recognition of a loss on marketable securities of $2,094,000 are the primary reasons for the increased net loss and decrease of total assets in the fourth quarter of fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

On August 28, 2009, the Company signed agreements with ICO Fund, Investors and MP1 to recapitalize the Company and enable the restart of oil production at its Missouri projects.  In addition, this agreement provided the basis for a strategic, long-term relationship between ICO Fund and the Company involving options for future financing and working interest participation.

With these agreements and recovery of crude oil prices, MegaWest re-started its Missouri projects in September 2009.  The Company will need additional financing to fund future capital and other costs.  The development of MegaWest’s oil and gas projects will require further funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

At January 31, 2010 MegaWest had working capital of $1,631,270, including cash of $855,980, of which $67,942 was restricted.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

The Company continues to be in the development stage as oil production and sales for each of the Company’s projects in Missouri have not yet achieved the required levels to be able to assess that sufficient proved reserves will be assigned to the properties.  Oil production continues to increase and management expects that improved production and will generate cash from operations during the next fiscal year. The Company is using its available cash to achieve the required production levels and is currently in a position where it must raise additional cash in order to continue its development activities.  While management is currently attempting to raise additional cash through a private placement of common shares and/or through a possible disposition of mineral properties, no definitive arrangement has been agreed to date.

Investing Activities

In August 2009 the Company disposed of a 10% working interest in the Deerfield area of Missouri for proceeds of $2,163,400.  These proceeds were used to fund the restart of the Company’s operations in September 2009.  During the nine months ended January, 2010 the Company’s net expenditures on its oil and gas assets were $2,619,813 of which $1,525,268 was spent during the three months ended January 31, 2010.

Financing Activities

During the second quarter of fiscal 2010 the Company entered into a private placement whereby it issued preferred shares and warrants to raise a net $2,163,400.

During the third quarter of fiscal 2010, the Company issued 4,132,000 stock options at an average exercise price of US$0.14 per share to directors and employees.  These options expire on November 26, 2014.

During the nine months period ended January 31, 2010, the departure of certain employees of the Company resulted in the forfeiture of 575,000 stock options.

The Company did not have any debt obligations at January 31, 2010.

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:

	January 31, and March 23, 2010		April 30, 2009
Common shares outstanding	133,289,472		133,244,472
Stock options	11,035,500		7,478,500
Warrants associated with Serries A preferred shares	15,400,000		-
Series A preferred shares	31,428,571		-
Fully dilluted shares	191,153,543	*	140,722,972

❖
Pursuant to the agreements with MP1, until November 26 2010, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company. The Series B Convertible Preferred Shares and the Series B Warrants are not included in the table above as they have not been issued.

The Company has declared and paid a dividend on the Series A preferred shares amounting to 565 series A preferred shares.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

Subsequent to January 31, 2010 the number of common shares outstanding did not change.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

(a)	Office and Equipment Leases:

In July 2010, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the next five fiscal years:

	2010	$158,385
	2011	458,766
	2012	448,314
	2013	447,714
	Thereafter	167,674
Total		$1,680,854

(b)	Severance Obligations:

At January 31, 2010, pursuant to employment agreements with senior officers, the Company is obligated to pay up to $822,000 under certain events around employment termination.

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties are measured by the exchange amount, which is the amount agreed upon by the transacting parties.  Specifically, during the nine months ended January 31, 2010 the Company entered into the following transactions with related parties:

The Company paid $49,939 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  During the nine months ended January 31, 2010 the Company paid $2,275 for these services.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2009 and 2008.  The consolidated financial statements are prepared in conformity with Canadian GAAP.

The preparation of the financial statements requires making estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis the Company evaluates the estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

The critical accounting policies that affect the more significant judgments and estimates used in preparation of the consolidated financial statements are described in the Company’s annual MD&A for the year ended April 30, 2009 and have not changed to date.

Change in Accounting Policies

On May 1, 2009, the Company adopted a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard did not have an impact on the Company’s interim financial statements.

Pending Accounting Changes

In January 2006 the CICA adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In January 2009, the CICA issued Section 1582, Business Combinations, which establishes principles and requirements for the acquisition method for business combinations and related disclosures.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statement subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures.  The amendments include the enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments.  The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009.  The amendments are consistent with recent amendments to financial instruments disclosure standards in International Financial Reporting Standards.  The Company will include these additional disclosures in its annual financial statements for the year ending April 30, 2010.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  The following provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.
A one percent change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $6,500 change in the net loss in the third quarter of fiscal 2010.

There are no exchange rate contracts in place.

Fair Value

At January 31, 2010, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2009 includes an overview of certain business risks and uncertainties facing the Company.  Those risks remain effective on January, 2010.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

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MegaWest Energy Corp.
Management Discussion and Analysis as of March 29, 2010
(in Canadian dollars unless otherwise indicated)

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.

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